Exhibit 99.1

China Index Holdings Announces Receipt of a Revised Preliminary Non-Binding Proposal and
Appointment of Independent Financial Advisor to Special Committee

BEIJING, October 13, 2022 /GlobeNewswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced that its special committee of the board of directors (the “Special Committee”) has received a revised preliminary non-binding proposal letter (the “Revised Proposal”), dated October 13, 2022, from (i) Fang Holdings Limited (“Fang”), (ii) Mr. Tianquan Mo and his affiliates, (iii) True Knight Limited, a company wholly owned by Mr. Jiangong Dai, the chairman of the board of directors of the Company, (iv) Digital Link Investments Limited and (v) General Atlantic Singapore Fund Pte. Ltd. (together with its affiliated investment entities) (collectively, the “Consortium”) to acquire all outstanding Class A ordinary shares (the “Class A Shares”) and Class B ordinary shares (the “Class B Shares”, together with Class A Shares, the “Shares”) of the Company, including Class A Shares represented by American depositary shares (“ADSs”, each representing one Class A Share), that are not currently owned by the Consortium in a going-private transaction (the “Proposed Transaction”), for a purchase price of US$0.84 in cash per Share or ADS. A copy of the Revised Proposal is attached hereto as Exhibit A.

The Revised Proposal updates the previously announced preliminary non-binding proposal letter submitted by Fang to the Company dated August 23, 2022. The Revised Proposal states, among others, that the members of the Consortium have agreed to work exclusively with each other in pursuing the Proposed Transaction and the Consortium currently owns in aggregate approximately 61.0% of all the issued and outstanding Class A Shares and approximately 100% of all the issued and outstanding Class B Shares, which in aggregate represent approximately 91.4% of the total voting power of the Company.

The Company also announced that the Special Committee, which was formed to evaluate and consider the Proposed Transaction as well as other potential strategic alternatives that the Company may pursue, has retained Roth Capital Partners, LLC as its independent financial advisor. As previously announced, the Special Committee has retained Gibson, Dunn & Crutcher LLP as its U.S. legal counsel.

The Company cautions its shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Company’s response to the Revised Proposal and the Proposed Transaction. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction, or that the Proposed Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the approval and the consummation of the Proposed Transaction or any alternative transaction. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CIH and the industry, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law. Although CIH believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Head of Investor Relations

Email: CIH-IR@fang.com

Exhibit A

October 13, 2022

The Special Committee of Board of Directors (the “Special Committee”)

China Index Holdings Limited

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

People’s Republic of China

Dear members of the Special Committee:

Reference is made to the preliminary non-binding proposal (the “Original Proposal”), dated as of August 23, 2022, from Fang Holdings Limited (“Fang”) to acquire all outstanding Class A ordinary shares (the “Class A Shares”) and Class B ordinary shares (the “Class B Shares”, together with Class A Shares, the “Shares”) of China Index Holdings Limited (the “Company”), including Class A Shares represented by American depositary shares (“ADSs”, each representing one Class A ordinary share), that are not currently owned by Fang in a going-private transaction (the “Transaction”).

We are pleased to submit this revised proposal to inform the Special Committee that (i) Fang, (ii) Mr. Tianquan Mo and his affiliates, (iii) True Knight Limited, a company wholly owned by Mr. Jiangong Dai, the chairman of the board of directors of the Company, (iv) Digital Link Investments Limited; and (v) General Atlantic Singapore Fund Pte. Ltd. (together with its affiliated investment entities) (collectively, “we”, “our” or “us”) have formed a buyer consortium and, as the initial consortium members, have agreed to work exclusively with each other in pursuing the Transaction.

We currently own in aggregate approximately 61.0% of all the issued and outstanding Class A Shares and approximately 100% of all the issued and outstanding Class B Shares, which in aggregate represent approximately 91.4% of the total voting power of the Company.

We confirm that the other key terms as set forth in the Original Proposal remain unchanged and we remain committed to work with the Special Committee to promptly negotiate and finalize the transaction documents so as to expedite the process of delivering value to the Company’s public shareholders.

Due to our obligations under the securities laws, we intend to timely file a Schedule 13D amendment with the Securities and Exchange Commission to disclose this proposal. However, we are sure that you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed a definitive merger agreement relating to the proposed transaction or terminated our discussions.

This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction. No agreement, arrangement or understanding between us and the Company relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by us and the Company and all other appropriate parties.

Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[signatures page follows]

Sincerely,

Fang Holdings Limited

By:	/s/Jiangong Dai
Name: Jiangong Dai
Title: Chairman of the Board

Sincerely,

TIANQUAN MO

By:	/s/Tianquan Mo
Name: Tianquan Mo

Sincerely,

OPEN LAND HOLDINGS LIMITED

By:	/s/Tianquan Mo
Name: Tianquan Mo
Title: Director

Sincerely,

ACE SMART INVESTMENTS LIMITED

By:	/s/Tianquan Mo
Name: Tianquan Mo
Title: Director

KARISTONE LIMITED

By:	/s/Tianquan Mo
Name: Tianquan Mo
Title: Director

Sincerely,

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/Tianquan Mo
Name: Tianquan Mo
Title: Authorized Signatory

NEXT DECADE INVESTMENTS LIMITED

By:	/s/Tianquan Mo
Name: Tianquan Mo
Title: Authorized Signatory

Sincerely,

TRUE KNIGHT LIMITED

By:	/s/Jiangong Dai
Name: Jiangong Dai
Title: Director

Sincerely,

DIGITAL LINK INVESTMENTS LIMITED

By:	/s/Shan Li
Name: Shan Li
Title: Director

Sincerely,

General Atlantic Singapore Fund Pte. Ltd.

By:	/s/Ong Yu Huat
Name: Ong Yu Huat
Title: Director